UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Dope Coffee Company LLC

Legal status of issuer

Form

Limited liability company

Jurisdiction of Incorporation/Organization

Georgia

Date of organization

March 27, 2019

Physical address of issuer

4110 Peabody Ct., Decatur, GA 30034

Website of issuer

www.realdope.coffee

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of proceeds distributed to the issuer plus third-party escrow fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Convertible Note (Debt)

Price (or method for determining price)

Face value

Target offering amount

$50,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$428,980

Deadline to reach the target offering amount

June 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Three

Financial summary

	Most recent fiscal year end *(2020)*
Total Assets	$ 43,475
Cash and Cash Equivalents	$ 18,408
Accounts Receivable	$ 0
Short-term Debt	$17,381
Long-term Debt	$ 24,000
Revenues/Sales	$191,223
Cost of Goods Sold	$109,069
Taxes Paid	$0
Net Income	$ -80,391

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

DOPE COFFEE COMPANY LLC

Signature: Michael Loyd

Title: Founder, Manager, and Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Michael Loyd

Title: Founder, Manager, and Chief Executive Officer

Date: March 19, 2021

Signature: Michelle Loyd

Title: Founder, Manager, and Chief Product Officer

Date: March 19, 2021

Form C

Offering Statement
of
Dope Coffee Company LLC
"Dope Coffee," the "issuer," the "company," "we," "our," "us")

Convertible Notes
(2021 Crowd Note)

Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained in this Form C is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website

Dope Coffee Company	Limited liability company	Georgia	March 27, 2019	4110 Peabody Ct. Decatur, GA, 30034	www.realdope.coffee

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Michael Loyd (the "CEO")	Chief Executive Officer, Founder, Manager	2019-present
Michelle Loyd (the "CPO" and, together with the CEO, the "Founders")	Chief Product Officer, Founder, Manager	2019-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Role
Michael Loyd	Partnership with Michelle Loyd from 2015-2019; Dope Coffee from 2019-present	Coffee shop / E-commerce	Chief Executive Officer

Michelle Loyd	Partnership with Michael Loyd from 2015-2019; Dope Coffee from 2019-present	Coffee shop / E-commerce	Chief Product Officer

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Michael Loyd	65%
Michelle Loyd	35%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Dope Coffee Company is a direct-to-consumer and B2B retailer of coffee and coffee-based products designed to speak directly to the uniqueness and strength of Black culture. Please see **Exhibit A**, our Pitch Deck, for a description of our business and business plan. For further information, please also see **Exhibit B**, our Executive Summary, and **Exhibit C**, our Crowdfunding Page.

(e) The current number of employees of the issuer.

Three.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Securities. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs; the Company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition. Some specific risks include but are not limited to the following.

Control of the Company and all of its operations are solely with its Founders and will remain with them. Investors must rely upon the judgment and skills of the Founders. Investors have no voting rights. Additionally, because the company's founders own or control a significant percentage of the company, they can exert significant control over the company's business and affairs and have actual or potential interests that may depart from yours.

We have a limited operating history.
We were incorporated on *03/27/2019* and have been operating only since *05/01/2019*. Because we have been operating for only a short period of time, we have not produced a profit. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. We have limited resources and will not be able to continue operating without the proceeds from this offering. It is possible that the proceeds from this offering and our other resources may not be sufficient for us to continue to finance our operations.

We may not have sufficient financial resources to successfully compete in the coffee business. A large number of enterprises provide products or services similar to ours. We will be competing with established businesses that have an operating history and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

Our failure to introduce new products to the market may harm our business. We operate in a highly competitive industry, which is characterized by frequent introductions of new products and services into the market. Our success will depend, in part, on our ability to improve our present products, to develop new products and to provide necessary services and support.

We depend on the services of key persons.
Much of the company's success depends on the skills, experience, and performance of the Founders. The company currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. The company's success also depends on our suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the company's business, operating results, and financial condition.

Our failure to comply with government rules and regulations may harm our business.
Our business must comply with local, state and federal rules and regulations. We currently comply with the rules and regulations with which we are required to comply and will continue to do so under future physical and business structures. If we fail to comply with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Limited Disclosures. The company is at an early stage and may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long trading history. The company is also only obligated to provide limited information regarding its business and financial affairs to investors.

Because there is no market for the Company's 2021 Crowd Notes (as defined herein), an investor may not be able to sell their 2021 Crowd Note.
There is no market for the company's 2021 Crowd Notes (as defined herein). An investor may never be able to sell their 2021 Crowd Note--or any securities into which the 2021 Crowd Note converts—or recover any part of their investment.

There is no guaranteed return on investment. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. The future performance and valuation of the company are uncertain. If an investor is able to sell their 2021 Crowd Note, or is able to sell and Preferred Units into which the 2021 Crowd Note converts (if it converts), there is no guarantee that the investor will be able to sell for a price greater than, or equal to, the price the investor paid for the 2021 Crowd Note.

Valuation. The valuation of private companies, especially early stage companies and startups, is difficult to assess. The price you pay for your investment may have a material impact on your eventual return, if any at all, should the 2021 Crowd Note convert and the investor elects to participate in the conversion.

Additional funds may be needed. The company currently anticipates that the net proceeds of this offering will be sufficient to meet its anticipated needs for working capital and other cash requirements (as detailed in Item (i) below) for the near future. However, the company may need to raise additional funds in order to fund more rapid expansion, to respond to competitive pressures, or to acquire complementary products or businesses. There can be no assurance that additional financing will be available on terms favorable to the company, or at all. If adequate funds are not available or are not available on acceptable terms, the company's ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitations may have a material adverse effect on the company's business, operating results and financial condition.

We have incurred start-up organizational costs since inception and may incur future losses. We have not yet generated a profit from operations. We expect to experience losses from operations and we cannot predict exactly when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach this amount is June 30, 2021.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $428,980 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount (First Milestone), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering and to have additional closings once we have raised the total amounts listed below. Once we reach each of the below amounts (Milestones), that amount will be closed and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us. Once we reach our maximum target offering amount (Fourth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

First Milestone: $50,000 (minimum target offering amount)
Second Milestone: $150,000 (an additional $100,000 raised after the First Milestone is reached)
Third Milestone: $300,000 (an additional $150,000 raised after the Second Milestone is reached)
Fourth Milestone: $428,980 (an additional $128,980 raised after the Third Milestone is reached)

(i) A description of the purpose and intended use of the offering proceeds.

Dope Coffee Company will use the proceeds of this offering to fund further growth and expansion of our services including local delivery (van purchase) and bulk purchasing capability. As additional milestones are met, we will increase our sales staff, pursue retail pop up services, and fund our reserves.

Line items for use of offering proceeds

$134,000: Supply and Inventory
$90,000: Marketing and Advertising
$67,000: Working Capital
$44,500: Sales
$29,000: Local Delivery
$27,000: Operations
$20,000: Reserve
$9,000: Pop Up Retail
$8,480: Roasting Operations

Use of offering proceeds at each milestone

First Milestone: $50,000 (minimum target offer amount)
When we reach the First Milestone, we plan to use the proceeds for inventory, supplies, storage, and initiating local delivery and wholesale distributions with the purchase of a delivery van.

Second Milestone: $150,000 (an additional $100,000 raised)
When we reach the Second Milestone, we plan to use the proceeds for working capital and marketing and advertising efforts spearheaded by Dope Coffee Music division and supplemented by an outsourced contract.

Third Milestone: $300,000 (an additional $150,000 raised)
When we reach the Third Milestone, we plan to use the proceeds to continue marketing and advertising effort while initiating additional sales through an outsourced contract and increased operational expenses as a result of growth.

Fourth Milestone: $428,980 (an additional $128,980 raised)
When we reach the Fourth Milestone, we plan to use the proceeds to secure additional inventory and supplies as well as initiate our pop up retail operations and roasting operations and fund the company reserves.

In summary, if the company raises its full maximum target offering amount, it will be able to upgrade current operations to be more efficient, secure bulk supply and inventory for B2C and B2B expansion, initiate local delivery options for faster service and lower costs, obtain and execute on targeted marketing and advertising campaigns, build out our sales division with operating capital, and grow our pop up retail operations and roasting operations, further cutting costs and keeping operations in house. In addition to establishing physical and visual space for customer interaction and growing to 2K recurring customer base, we project expanding our metro-Atlanta presence to North Carolina to take advantage of B2C and B2B support and traction in that market.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

> Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company is owned only by the Founders as shown in Item (c) above.

The issuer is offering a minimum of $50,000 and a maximum of $428,980 in convertible promissory notes (the "2021 Crowd Notes").

Interest Rate:	Annual interest rate of 6%.
Term:	All principal, together with accrued and unpaid interest under the 2021 Crowd Notes, is due and payable on May 1, 2026 (the "2021 Crowd Note Maturity Date").
Prepayment:	The 2021 Crowd Notes may be prepaid without penalty. If prepayment results from a change of control transaction, the

company will pay 110% of the outstanding principal plus accrued interest.

Conversion: In the event the company commences, on or before the 2021 Crowd Note Maturity Date, an equity financing pursuant to which it sells its preferred equity securities (the "Preferred Units") constituting at least 10% of the outstanding equity of the company (a "Qualified Financing"), then the holder of the 2021 Crowd Note, at such holder's sole option, may choose to convert all, but not less than all, of the then-outstanding principal balance and accrued but unpaid interest owed under the 2021 Crowd Note into Preferred Units at a conversion price equal to 90% of the price per unit paid by an investor purchasing the Preferred Units in the Qualified Financing.

Events of Default: Events of Default include

(a) The failure by the company to pay any amounts due under the 2021 Crowd Note when due.

(b) A material breach by the company of any other term or provision of the 2021 Crowd Note.

(c) The filing of a petition in bankruptcy or under any similar insolvency law by the company, the making of any assignment for the benefit of creditors, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against Borrower and such petition is not dismissed within 60 days after the filing thereof.

Except for a default pursuant to (c) above (with respect to which there is no cure period), upon an Event of Default, Borrower shall have 30 days to cure such default after receipt of written notice of default from the holder of the 2021 Crowd Note specifying the nature of the company's default. If the default is pursuant to (c) above or if the company is unable to cure its default within such 30-day period, the holder of the 2021 Crowd Note may, at such holder's option, accelerate repayment of the principal in which case the principal and all interest accrued thereon will be due and payable immediately.

Amendment and Waiver: Any term of a 2021 Crowd Note may be amended with the written consent of the company and the investor. The obligations of the company and the rights of the investor under the 2021 Crowd Note may be waived with the written consent of the investor.

17

The 2021 Crowd Notes have no voting rights. It is likely that the Preferred Units, into which the 2021 Crowd Notes could convert, will not have voting rights either.

The above is intended to be only a summary of some of the key terms of the 2021 Crowd Notes. The above is not a complete description of the terms of the 2021 Crowd Notes. Please see the form of 2021 Crowd Note filed with the SEC with this offering statement as **Exhibit D** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibit D**.

Between April 2020 and July 2020, the issuer raised convertible promissory notes in a regulation crowdfunding offering on CMS (the "2020 Crowd Notes"). The 2020 Crowd Notes have outstanding principal of $106,020 and accrued and unpaid interest of approximately $7,068.

Interest Rate: Annual interest rate of 10%.

Term: All principal, together with accrued and unpaid interest under the 2020 Crowd Notes, is due and payable on July 7, 2022 (the "2020 Crowd Note Maturity Date").

Prepayment: 2020 Crowd Notes may be prepaid without penalty. If prepayment results from a change of control transaction, the company will pay 110% of the outstanding principal plus accrued interest.

Conversion: In the event the company commences, on or before the 2020 Crowd Note Maturity Date, an equity financing pursuant to which it sells its preferred equity securities (the "Preferred Units") constituting at least 10% of the outstanding equity of the company (a "Qualified Financing"), then the holder of the 2020 Crowd Note, at such holder's sole option, may choose to convert all, but not less than all, of the then-outstanding principal balance and accrued but unpaid interest owed under the 2020 Crowd Note into Preferred Units at a conversion price equal to 90% of the price per unit paid by an investor purchasing the Preferred Units in the Qualified Financing.

Events of Default: Events of Default include

(d) The failure by the company to pay any amounts due under the 2020 Crowd Note when due.

(e) A material breach by the company of any other term or provision of the 2020 Crowd Note.

(f) The filing of a petition in bankruptcy or under any similar insolvency law by the company, the making of any assignment for the benefit of creditors, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against

Borrower and such petition is not dismissed within 60 days after the filing thereof.

Except for a default pursuant to (c) above (with respect to which there is no cure period), upon an Event of Default, Borrower shall have 30 days to cure such default after receipt of written notice of default from the holder of the 2020 Crowd Note specifying the nature of the company's default. If the default is pursuant to (c) above or if the company is unable to cure its default within such 30-day period, the holder of the 2020 Crowd Note may, at such holder's option, accelerate repayment of the principal in which case the principal and all interest accrued thereon will be due and payable immediately.

Amendment and Waiver: Any term of a 2020 Crowd Note may be amended with the written consent of the company and the investor. The obligations of the company and the rights of the investor under the 2020 Crowd Note may be waived with the written consent of the investor.

The 2020 Crowd Notes have no voting rights. It is likely that the Preferred Units, into which the Crowd Notes could convert, will not have voting rights either.

The above is intended to be only a summary of some of the key terms of the 2020 Crowd Notes. The above is not a complete description of the terms of the 2020 Crowd Notes. The form of 2020 Crowd Note, raised in a regulation crowdfunding offering on CMS in 2020, filed with the SEC can be found using the link below to the Form C for the 2020 Crowd Note Offering: https://www.sec.gov/Archives/edgar/data/1796060/000179606020000007/0001796060-20-000007-index.htm
Note that the 2020 Crowd Note is a label we are using to make it easier to distinguish them from the current, 2021 Crowd Note offering. In the SEC filings (link above), these notes are referred to as "Crowd Notes". The 2020 Crowd Notes referenced herein are the same notes as those referred to in previous filings as Crowd Notes.

Between April 2019 and March 2020, the issuer raised convertible promissory notes in a private offering under Rule 504 of Regulation D (the "504 Notes"). The 504 Notes have outstanding principal of $33,000 and accrued and unpaid interest of approximately $4,783.30

The 504 Notes have substantially the same terms as the 2020 Crowd Notes, except for the maturity date. (The 504 Notes mature on various dates. Please see Item (p) hereof for the schedule.)

Each holder of a 504 Note may choose to convert their 504 Note into Preferred Units upon a Qualified Financing unless the maturity date of the 504 Note occurs before the Qualified Financing commences (or unless the issuer prepays the holder's 504 Note). Such conversion, if it occurs, will affect the percentage of the company that investors in the Crowd Notes will own.

The conversion of the 2021 Crowd Notes, the 2020 Crowd Notes and the conversion of the 504 Notes into Preferred Units will affect the percentage of the company the investor will own, provided such conversion occurs.

The terms of the 2021 Crowd Notes, the 2020 Crowd Notes, and the 504 Notes are substantially similar except for maturity dates and annual interest rates. The 504 Notes and the 2020 Crowd Notes have an annual interest rate of 10%. The 2021 Crowd Notes have an interest rate of 6%.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Founders have the absolute right to make decisions with respect to the company. It is possible that the Founders will make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The 2021Crowd Notes, the 2020 Crowd Notes, and the 504 Notes, are valued at face value. Any future convertible promissory notes of the company will be valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Unless the investor's 2021 Crowd Note converts into Preferred Units, the investor will have no voting rights or ownership in the company. The company's Founders, the sole decision-makers for the company, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the Founders, who are the sole members, managers, and decision-makers for the company. As note-holders, investors in this offering have no voting rights or ownership of the company. If and when an investor's 2021 Crowd Note converts into Preferred Units, the investor will have an ownership interest in the company, but we do not expect the investor to have voting rights, except possibly under limited circumstances required by law. Further, we expect the Founders to continue to own and control a significant percentage of the company after the conversion, if any, of the investor's 2021 Crowd Note, as well as for the foreseeable future. We thus expect the Founders to retain significant control over the company's business and affairs.

The Founders' interests could differ from an investor's, and the Founders could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

An investor's percentage ownership of the company, when and if the investor's 2021 Crowd Note converts, depends in part upon the amount raised in the Qualified Financing described in Item (m)(1) above and the amount raised in this offering of the 2021 Crowd Notes. Those amounts are currently unknown.

As described in Item (m)(1) above, the conversion of the 2020 Crowd Notes and the conversion of outstanding 504 Notes into Preferred Units will also affect the percentage of the company the investor will own, provided such conversion occurs.

In addition, if the company issues additional equity interests after the investor's 2021 Crowd Note has converted into Preferred Units, the investor's ownership in the company could be diluted. If the company issues additional convertible notes before or after the conversion of the investor's 2021 Crowd Note, the investor's ownership of the company could also be diluted.

There may be other circumstances in which the investor's ownership interest in the company could be diluted.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of offering proceeds distributed to the issuer, plus third-party escrow fees.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has convertible notes, called the 504 Notes herein, with an outstanding principal amount of $33,000. As of March 2021, the 504 Notes had approximately $4,783.30 in accrued and unpaid interest. Except for their maturity dates, the 504 Notes have substantially the same terms as the 2020 Crowd Notes (see below). Such terms are described in Item (m)(1) above. The 504 Notes will mature on the schedule shown in the table below.

As described in Item (m)(1), the principal amount and accrued and outstanding interest on each 504 Note will be due and payable on such note's maturity date, provided that, if the issuer commences a Qualified financing before the 504 Note's maturity date, the holder of such note will have the option to convert the outstanding interest and principal on the 504 Note into Preferred Units. The issuer can prepay any 504 Note, but if prepayment is due to a change of control transaction, the prepayment amount will be 110% of principal plus accrued interest.

	Date made	Principal amount	Interest per annum	Approximate accrued and unpaid interest as of March 2021	Maturity date
Note 1	April 12, 2019	$1,000	10%	$191.59	April 12, 2021
Note 2	April 14, 2019	$1,000	10%	$191.59	April 12, 2021
Note 3	April 19, 2021	$2,500	10%	$479.09	April 19, 2021
Note 4	May 6, 2019	$5,000	10%	$916.74	May 6, 2021
Note 5	May 14, 2019	$3,000	10%	$550.00	May 14, 2021
Note 6	June 27, 2019	$500	10%	$87.57	June 27, 2021
Note 7	December 12, 2019	$5,000	10%	$625.05	December 12, 2021
Note 8	December 12, 2019	$1,000	10%	$124.95	December 12, 2021

Note 9	December 20, 2019	$5,000	10%	$625.05	December 20, 2021
Note 10	January 17, 2020	$5,000	10%	$583.38	January 17, 2022
Note 11	February 23, 2020	$1,000	10%	$108.29	February 23, 2022
Note 12	March 14, 2020	$3,000	10%	$300	March 14, 2022
TOTAL		**$33,000**		**$4,783.30**	

The issuer has 2020 Crowd Notes with an outstanding principal amount of $106,020. The maturity date for the 2020 Crowd Notes is July 7, 2022. As of March, 2021 the 2020 Crowd Notes had approximately $7,068 in accrued and unpaid interest. Except for their maturity dates, the 2020 Crowd Notes have substantially the same terms as the 504 Notes.

The principal amount and accrued and outstanding interest on each 2020 Crowd Note will be due and payable on such notes' maturity date, provided that, if, prior to the repayment thereof, the company issues preferred equity securities (the "Preferred Units") constituting at least 10% of the outstanding equity of Borrower, Payee, at his sole option, may choose to convert all, but not less than all, of the then-outstanding principal balance and accrued but unpaid interest owed thereunder into the Preferred Units at a conversion price equal to 90% of the price per unit paid by the investor purchasing the Preferred Units in the latest round of financing.

There are fifty-one outstanding 2020 Crowd Notes, all with the same maturity date (July 7, 2022). Below is a link to the 2020 Crowd Note (referred to as "Crowd Notes") investment offering filings.

The offering was conducted on the intermediary's site and closed in July of 2020: https://crowdfundmainstreet.com/campaigns/994plmki.

2020 Crowd Note Form C: https://www.sec.gov/Archives/edgar/data/1796060/000179606020000007/0001796060-20-000007-index.htm

(q) A description of exempt offerings conducted within the past three years.

We raised $33,000 in 504 Notes between April 2019 and March 2020. The proceeds funded startup costs including marketing, supplies, subscriptions, and inventory.

We raised $106,020 in 2020 Crowd Notes between April 2020 and July 2020. Proceeds funded fulfillment operations, marketing, manufacturing build out, retail operations and inventory.

There are fifty-one outstanding 2020 Crowd Notes, all with the same maturity date. Below is a link to the 2020 Crowd Note investment offering filings. The 2020 Crowd Notes are designated as such herein for convenience and to distinguish them from the 2021 Crowd Notes. The 2020 Crowd Notes are referred to as the "Crowd Notes" in the Form C linked below.

The offering was conducted on the intermediarie's site:
https://crowdfundmainstreet.com/campaigns/994plmki.

2020 Crowd Note Form C:
https://www.sec.gov/Archives/edgar/data/1796060/000179606020000007/0001796060-20-000007-index.htm

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Karl T. Duffey, brother of the CPO, purchased a 504 Note in the amount of $3,000 in May 2019.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our reviewed financials, which have been filed with the SEC as **Exhibit E** to this offering statement, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Dope Coffee Company is a Georgia based Limited Liability Company that has been in existence since March 2019. Its primary activity involves selling coffee and coffee-based products through our e-commerce platform. Although not yet profitable, Dope Coffee Company is operating and revenue-generating.

To date, most of Dope Coffee Company's revenues have come from e-commerce sales and popup marketing events. These funds are used to continue operating the company as we raise additional capital.

Dope Coffee Company does not own any significant assets other than cash, small scale coffee production equipment and intellectual property.

Dope Coffee Company began raising capital using convertible notes similar to the current 2021 Crowd Note offering (except maturity date and annual interest rate) in Mid 2019, beginning with 504 Notes (described in section (p) above) and followed by 2020 Crowd Notes (described in section (p) above).

Dope Coffee Company's current cash balance is approximately $13,864

2020 Traction

- Winner - Populus Group PG Shark Tank Pitch Competition and was awarded $7,500.
- Established new headquarters at Team RWB Firebase in Midtown Atlanta Ga.
- Successfully completed The Guild/Invest Atlanta Community Wealth Building Business Accelerator
- Completed Black Sheep Accelerator
- Completed 19W Bunker Labs / We Work Veteran In Residence Incubator.
- Established fulfillment center HQ
- Launched Dope Coffee Break due to pandemic

- Press Features: Forbes, Roast Magazine, Voyage Magazine, Grey, Revolution of 1 Podcast, BlackHER, Food Network Magazine, Esquire, Allrecipes, Evolve AG, Afro & Knives
- Significant product line updates
- New packaging line - rebranded
- National and local wholesale accounts
- Local Hotel and Cafe wholesale
- Primal Kitchen partnership
- YouTube feature for Black Owned Friday
- 3K+ Black Friday
- 70K 3rd Quarter
- Raised 120K in seed capital in Q2 2020
- 6023 total orders
- 177k in Ecommerce sales
- Launched Retail Shop @ headquarters
- Launched Coffee Bar @ headquarters
- Launched Retail @ Sunset Waterloo
- 8.75% online store conversion rate
- 8k+ social media followers
- 1000+ email list
- 62 recurring orders - $24K annually

Use of offering proceeds at each milestone

First Milestone: $50,000 (minimum target offer amount)
When we reach the First Milestone, we plan to use the proceeds for inventory, supplies, storage, and initiating local delivery and wholesale distributions with the purchase of a delivery van.

Second Milestone: $150,000 (an additional $100,000 raised)
When we reach the Second Milestone, we plan to use the proceeds for working capital and marketing and advertising efforts spearheaded by Dope Coffee Music division and supplemented by an outsourced contract.

Third Milestone: $300,000 (an additional $150,000 raised)
When we reach the Third Milestone, we plan to use the proceeds to continue marketing and advertising effort while initiating additional sales through an outsourced contract and increased operational expenses as a result of growth.

Fourth Milestone: $428,980 (an additional $128,980 raised)
When we reach the Fourth Milestone, we plan to use the proceeds to secure additional inventory and supplies as well as initiate our pop up retail operations and roasting operations and fund the company reserves.

In summary, if the company raises its full maximum target offering amount, it will be able to upgrade current operations to be more efficient, secure bulk supply and inventory for B2C and B2B expansion, initiate local delivery options for faster service and lower costs, obtain and execute on targeted marketing and advertising campaigns, build out our sales division with operating capital, and grow our pop up retail operations and roasting operations, further cutting costs and keeping operations in house. In addition to establishing physical and visual space for customer interaction and growing to 2K recurring customer base, we project expanding our metro-Atlanta presence to North Carolina to take advantage of B2C and B2B support and traction in that market.

Further funds will be generated from the recurring customer base and increased B2B sales, while our cost of goods sold will see a decline associated with increased inventory buying power and output volume.

If we do not reach all of our Milestones, we will seek alternative funding options. In addition, the company is currently generating revenue so, even if we only reach our First Milestone, we expect the company to be able to continue operating at a slower pace for the foreseeable future.

Further, we are currently planning to launch a Qualified Financing in 2022, before the 2020 and 2021 Crowd Note Maturity Dates. When added to the $428,980 we aim to raise in this offering, the Qualified Financing proceeds will propel our vision of being a global brand with micro-fulfillment centers embodying the culture and values of Dope Coffee through hands-on entertainment.

Below are our financial projections for 2021 through 2023.

3 Year Financial Projections

Income Statement

	%	Year 1	Year 2	Year 3
Revenue		650000	1500000	2500000
Cost of sales		370500	855000	1425000
Gross margin	43	**279500**	**645000**	**1075000**
Operating expenses		157388	175000	225000
Depreciation	3	750	2228	2221
Operating income		**121362**	**467772**	**847779**
Finance costs	4	360	2134	1725
Net income		**121002**	**465638**	**846054**

To achieve our revenue projections through 2023 and beyond, we will need to raise additional capital. In addition to the $428,980 we plan to raise through this offering, we plan to raise additional amounts through preferred equity financing.

All offering proceeds (and additional funds) will improve our revenue and cash flow. For example, with the funds raised in this offering, we will devote resources to increasing our bulk inventory buying power, market our products and continue to build up our recurring customer base for a consistent revenue stream. Raising $50,000, our minimum offering amount, will allow us to secure some level of bulk pricing for inventory and supplies as well as support our local delivery and wholesale distribution through the acquisition of a delivery van.

Historical cash flows are not indicative of expected cash flows in the future. As an early-stage company, Dope Coffee has recently begun generating revenue and at this time, revenues are increasing month over month. At this point in the company's lifecycle, we expect significant increases in revenue for the next several years. Our expectation for revenue growth and cash flow increase are based on our analysis of similar coffee brands in our competitive market.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target

offering amount of more than \$535,000, but not more than \$1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit E**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such a report will be available on the issuer's website.

We will file any required annual reports with the SEC and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report for this offering will be posted at www.realdope.coffee/pages/investdope by April 30, 2022.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed \$10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C for further information about the offering.

Exhibits List

Exhibit A: Pitch Deck
Exhibit B: Executive Summary
Exhibit C: Crowdfunding Page
Exhibit D: Form of Convertible Promissory Note
Exhibit E: Reviewed Financials
Exhibit F: Financial Condition Attachment
Exhibit G: Offering Video Transcript
Exhibit H: Use of Proceeds Attachment
Exhibit I: Convertible Note Term Sheet